Newcourt Acquisition Corp

2201 Broadway, Suite 705

Oakland, CA 94612

VIA EDGAR

June 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jonathan Burr

Re:	Newcourt Acquisition Corp Registration Statement on Form S-1 Filed March 16, 2021

File No. 333-254328

Dear Mr. Burr:

Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 12, 2021, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on March 16, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 1 to the Registration Statement with the Commission through EDGAR.

Form S-1 filed March 16, 2021

Prospectus Cover Page, page i

1.	We note the disclosure in the description of securities that class B ordinary shares are the only ones that can vote for directors prior to the initial business combination. Please disclose this on your cover page.

In response to the Staff’s comment, we have revised the cover page to disclose that holders of the class B ordinary shares will have the right to elect the Company’s directors prior to our initial business combination.

Founder Shares, page 15

2.	We note the disclosure in this section and throughout that the founder shares, class B ordinary shares, was determined based upon the expectation that the founder shares would represent 20% of the aggregate of the founder shares, placement shares and the issued and outstanding public shares after this offering and the private placement. We also note that if this offering is increased or decreased, you will affect a capitalization, share surrender or redemption with respect to the class B shares so as to maintain the ownership of founder shares at 20% of the aggregate of our founder shares, the placement shares and our issued and outstanding public shares after this offering and the private placement. However, we note the beneficial ownership table on page 122 reflects 22.5% ownership after this offering. Please reconcile.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Jonathan Burr

Re: Newcourt Acquisition Corp

June 22, 2021

In response to the Staff’s comment, we have revised the footnotes to the beneficial ownership table to clarify that the interests shown following the offering consist of (i) placement shares, classified as Class A ordinary shares, representing approximately 2.5% (or approximately 2.2% if the underwriters’ over-allotment option is exercised in full) of the ordinary shares issued and outstanding after this offering and the private placement; plus (ii) founder shares, classified as Class B ordinary shares, representing 20% of the ordinary shares issued and outstanding after this offering and the private placement.

We thank the Staff for its review of the foregoing and the amended Registration Statement. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Marc Balkin
Marc Balkin Chief Executive Officer

cc:

Ari Edelman, Esq.

Lynwood Reinhardt, Esq.

Reed Smith LLP

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP